UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Century Casinos, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

156492100
(CUSIP Number)

May 22, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 156492100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nokomis Capital Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,560,550
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,560,550

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (see instructions) PN

2

CUSIP No. 156492100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nokomis Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,560,550
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,560,550

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (see instructions) PN

3

CUSIP No. 156492100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,137,430
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,137,430

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,137,430
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (see instructions) IA

4

CUSIP No. 156492100
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,137,430
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,137,430

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,137,430
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (see instructions) HC, IN

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Item 1(a).	Name of Issuer:

Century Casinos Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

455 E. Pikes Peak Ave., Suite 210 Colorado Springs, Colorado 80903

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by:

(i) Nokomis Master Fund L.P. (the “Master Fund”), a Cayman Islands limited partnership, with respect to the Common Stock (as defined in Item 2(d)) directly held by it;

(ii) Nokomis Capital Advisors, L.P. (the “Fund GP”), a Texas limited partnership, which serves as the general partner of the Master Fund, with respect to the Common Stock owned by the Master Fund;

(ii) Nokomis Capital, L.L.C. (“Nokomis Capital”), a Delaware limited liability company, which serves as the investment manager to the Master Fund and to a separately managed account (collectively, the “Nokomis Accounts”) with respect to the Common Stock held by the Nokomis Accounts; and

(iii) Mr. Brett Hendrickson, who serves as the manager of Nokomis Capital, with respect to the Common Stock held by the Nokomis Accounts.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

The foregoing should not be construed in and of itself as an admission by any Reporting Persons as to beneficial ownership of the Common Stock owned by another Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1717 McKinney Avenue Suite 850 Dallas, TX 75202

Item 2(c).	Citizenship:

Master Fund – a Cayman Islands limited partnership Nokomis Capital – a Texas limited liability company Mr. Hendrickson - United States

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 156492100

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4.

Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 30,682,603 Common Stock shares outstanding as of May 3, 2024 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2024 filed with the Securities and Exchange Commission on May 9, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Nokomis Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

Exhibits

Exhibit A - Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     October 22, 2024

Nokomis Capital Advisors, L.P.

By :/s/ Brett Hendrickson
Name: Brett Hendrickson
Title: General Partner

Nokomis Capital Master Fund L.P.

By: Nokomis Capital Advisors, L.P.
Its: General Partner

By: /s/ Brett Hendrickson
Title: General Partner

Nokomis Capital, L.L.C.

By :/s/ Brett Hendrickson
Name: Brett Hendrickson
Title: Manager

Brett Hendrickson

By :/s/ Brett Hendrickson

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Exhibit A

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: October 22, 2024

Nokomis Capital Advisors, L.P.

By :/s/ Brett Hendrickson
Name: Brett Hendrickson
Title: General Partner

Nokomis Capital Master Fund L.P.

By: Nokomis Capital Advisors, L.P.
Its: General Partner

By: /s/ Brett Hendrickson
Title: General Partner

Nokomis Capital, L.L.C.

By :/s/ Brett Hendrickson
Name: Brett Hendrickson
Title: Manager

Brett Hendrickson

By :/s/ Brett Hendrickson